SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2007

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F          X               Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                             No          X

News Release	November 5, 2007 at 07.00 GMT

Kanavaranta 1 00160 Helsinki, Finland

P.O. Box 309 FIN-00101 Helsinki, Finland

Tel +358 2046 131 Fax +358 2046 21471

www.storaenso.com

Stora Enso invests to improve energy efficiency and cost leadership at mills in Belgium and Germany

Group takes further steps to help to mitigate climate change

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that it is improving energy efficiency through investments totalling EUR 260 million at Langerbrugge Mill in Belgium and Maxau Mill in Germany. Both projects are scheduled to be completed in the second quarter of 2010.

“These investment projects will significantly reduce fuel costs while increasing the use of bio energy at each mill. Through these investments, the Group will reduce its annual carbon dioxide emissions by some 105 000 tonnes. Langerbrugge Mill produces newsprint and uncoated magazine paper entirely from recovered paper and is located close to its customers. Production at Maxau Mill, which is also near its customers, thereby reducing its logistics costs, is based mainly on recovered paper,” says Juha Vanhainen, EVP Newsprint.

At Langerbrugge Mill and at Maxau Mill a new multifuel Circulating Fluidised Bed (CFB) boiler will be installed in the existing power plant. The aim of the investments is to enable combined heat and power generation with a competitive fuel mix. Once completed, these installations will increase the self-sufficiency in electricity of the two mills.

For further information, please contact:

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,

tel. 715 422 4023

www.storaenso.com

www.storaenso.com/investors

Stora Enso is an integrated paper, packaging and forest products company producing newsprint, magazine paper, fine paper, consumer board, industrial packaging and wood products. Stora Enso’s sales totalled EUR 14.6 billion in 2006. The Group has some 44 000 employees in more than 40 countries on five continents. Stora Enso has an annual production capacity of 16.5 million tonnes of paper and board and 7.4 million cubic metres of sawn wood products, including 3.2 million cubic metres of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

Stora Enso Oyj
Business ID 1039050-8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 5, 2007	STORA ENSO CORPORATION

	By:	/s/ Hannu Ryöppönen
Hannu Ryöppönen
Senior Executive Vice President, Accounting and Legal affairs

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel